FILED BY IONQ, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SKYWATER TECHNOLOGY, INC.

COMMISSION FILE NO. 001-40345

The following is a transcript of the CNBC interview held on February 9, 2026:

PARTICIPANTS

Niccolo de Masi – Chairman and CEO, IonQ

Morgan Brennan – Anchor

Morgan Brennan Well, as NVIDIA CEO Jensen Huang’s timeline for quantum goes, so goes the market and the very volatile stocks in the sector. One of which is IonQ. It was trading as high as $84 a share back in October, riding a rollercoaster of sentiment over the past 14 months. Now trading just under $36 a share. So, what’s next for the company, for the sector, for the technology? Let’s bring in Niccolo de Masi, Chairman and CEO of IonQ. Niccolo, it’s great to have you on. We just played those two soundbites from Jensen Huang.

Morgan Brennan: The first was from January of 2025 when he said this is still a long way away. The second was six months later where he was like, actually, it’s a lot closer and moving a lot faster than we realized. I have so many conversations both on and off-camera with CEOs and technologists who tell me that this could be realized within the next couple of years, or at least become a more commercial mainstream application in the next couple of years. Where are we in this cycle?

Niccolo de Masi: No, I think you’re spot on there. IonQ is a company that’s 30 years in the making. We are the biggest quantum company in history by any measure, and we’re proud of the fact that we have met or beaten guidance every quarter since IPO.

Niccolo de Masi: So, I think Jensen’s comments about things coming earlier is spot on, and it will keep actually arriving earlier than even he has forecast because the number of logical qubits that we’ll be delivering in the next couple of years is actually growing at probably a factor of 10 every year, not a factor of 10 every five years, as per his most recent remarks.

Niccolo de Masi: We’ve actually just announced the acquisition of a fantastic business called SkyWater. This will allow us to become both vertically integrated to accelerate our roadmap, but as importantly, to accelerate the entire nation’s roadmap. We’re patriots, we’re big believers that this is a geopolitical race of supreme importance for the U.S. and our allies to prevail in. SkyWater is a business that we’ll be investing in quite heavily to make sure that everyone’s roadmap actually in the U.S. speeds up through vertical integration and through, frankly, having a quantum foundry that is well-capitalized, well-resourced, with IP walled off, and fantastic processes to make sure all of us can win together.

Morgan Brennan: Yeah, and of course you’re a government contractor, in light of that as well when you talk about this geopolitical race. We talk about AI as a geopolitical arms race too, so how does the promise and possibility of quantum factor into that? And perhaps just as importantly, at a time when investors are very focused on the huge compute spend that’s playing out, how will quantum disrupt that?

Niccolo de Masi: Yeah well our quantum computers are much more energy-efficient and we believe they will prove incredibly cost-effective, you know, an order of magnitude or better, compared to classical AI for a large set of problems.

Niccolo de Masi: What you’re going to see, we believe, in the next couple of years is an increasing traction around classical-to-our-quantum-processing-units-back-to-classical, GPU-type workflows. And so we’re very focused right now on partnering with players in the pharmaceutical space, materials space, retail, logistics players, of course defense and intelligence is important, and financial services.

Niccolo de Masi: And what we’re finding across the board is that the longer we, you know, the more time we spend with a company, the more precise our algorithms can be tailored, and the more effective they can be in workflows. In the next couple of years you’re going to see the rise of these combined, you know, classical-quantum-classical workflows, and in the fullness of time as we get later in this decade, you’re going to see the rise of pure quantum-class—quantum workflows actually superseding, some classical workflows.

Niccolo de Masi: Quantum computing is relevant to AI as well, although it’s a different paradigm than what you’re seeing right now with GPUs. I call it the return of East Coast strong AI models is what you’re going to see with the rise of classical QPUs, and it’s going to change the world to an even greater extent, I believe, than classical AI in the last three or four years.

Morgan Brennan: So in light of that, I spoke to Steve Pagliuca from Bain Capital last week and one of the things we were talking about was the promise of quantum on things like biotech and what that also means for prices. Have a listen.

Video recording of Stephen Pagliuca: There’s going to be some misallocation of capital and some winners and losers, but in the end, you’re going to develop a global infrastructure that is far different than what we have today, and it’s going to retool business in general throughout the world, and actually increase productivity which I think is the key to success.

Morgan Brennan: Yeah, so he was talking about the promise of quantum, he was also talking about AI there, and then part of the conversation was what this is going to mean for things like drug discovery moving forward at a time where there is so much focus on affordability. So just in terms of the biggest applications you see coming online the most quickly, what are they?

Niccolo de Masi: Oh, drug discovery and computational engineering. I mean, we’ve already proven it, right? 2025 was a huge year for us where we demonstrated quantum advantage with companies like Synopsys, Ansys in computational engineering, companies like AstraZeneca in computational drug discovery... [Audio cuts out]

Morgan Brennan: I think we might have lost the sound right there. Niccolo de Masi, thank you from IonQ. I appreciate the time.

Important Information and Where to Find It

In connection with the proposed transaction (the “Transaction”) between IonQ, Inc. (“IonQ”) and SkyWater Technology, Inc. (“SkyWater”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available following the effectiveness of the Registration Statement) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO),

BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.ionq.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, and otherwise in accordance with applicable law.

Note to Investors Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this document other than statements of historical fact are forward-looking statements. These forward-looking statements are based on IonQ’s and SkyWater’s current expectations, estimates and projections about the expected date of closing of the Transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by IonQ and SkyWater, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transaction or to make or take any filing or other action required to consummate the transactions in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of SkyWater’s and IonQ’s businesses and other conditions to the completion of the Transaction; (ii) failure to realize the anticipated benefits of the Transaction, including as a result of delay in completing the transactions or integrating the businesses of IonQ and SkyWater; (iii) IonQ’s and SkyWater’s ability to implement their business strategies; (iv) potential litigation relating to the Transaction that could be instituted against IonQ, SkyWater or their respective directors; (v) the risk that disruptions from the Transaction will harm IonQ’s or SkyWater’s businesses, including current plans and operations; (vi) the ability of IonQ or SkyWater to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (viii) uncertainty as to the long-term value of IonQ Shares; (ix) legislative, regulatory and economic developments affecting IonQ’s and SkyWater’s businesses; (x) general economic and market developments and conditions; (xi) the evolving legal, regulatory and tax regimes under which IonQ and SkyWater operate; (xii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect IonQ’s or SkyWater’s financial performance; (xiii) restrictions during the pendency of the Transaction that may impact IonQ’s or SkyWater’s ability to pursue certain business opportunities or strategic transactions; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as IonQ’s and SkyWater’s response to any of the aforementioned factors; and (xv) failure to receive the SkyWater Stockholder Approval. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IonQ’s or SkyWater’s consolidated financial condition, results of operations or liquidity. Neither IonQ nor SkyWater assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.